Form 12b-25
                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                Form 12b-25

   NOTIFICATION OF LATE FILING                 COMMISSION FILE NUMBER 1-3523

                                (Check One):

      [x] Form 10-K and Form 10-KSB    [  ] Form 20-F    [  ] Form 11-K
                       [  ] Form 10-Q    [  ] Form N-SAR

For Period Ended: December 31, 1998

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended: ............................................

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:......................
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PART I.  REGISTRANT INFORMATION
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                           Western Resources, Inc.
                           -----------------------
                          (Full Name of Registrant)

              Kansas                               48-0290150
              ---------                           --------------
   (State or other jurisdiction        (I.R.S. Employer Identification No.)
    incorporation or organization)

                              818 Kansas Avenue
                             Topeka, Kansas 66612
                                (785) 575-6300
                           -------------------------
                 (address and telephone number of Registrant's
                          principal executive offices)

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PART II.  RULES 12B-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[ x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ] (b) The subject annual report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereon will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c) The accountant's statement or other exhibit required by Rule 12B-
25(c) has been attached if applicable.

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PART III.  NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 1, 1999, Protection One, Inc. ("Protection One") , an approximate 85% owned subsidiary of Western Resources, Inc. ("Western Resources"), announced in a press release and in a report on Form 8-K filed on April 1, 1999, that as a result


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of discussions with the staff of the Securities and Exchange Commission
("SEC"), which continued through March 31, 1999,Protection One will restate its consolidated financial statements for the year ended December 31, 1997 and the first three quarters of 1998. These discussions with the staff of the SEC arose in connection with the staff's review of Protection One's preliminary information statement on Schedule 14C and the related filings relating to the proposed acquisition of Lifeline Systems, Inc.

Protection One will not timely file its annual report on Form 10-K for the year ended December 31, 1998 because of the work that will be required to prepare and audit the restated consolidated financial statements, as well as to complete pending discussions with the staff of the SEC regarding certain issues relating to the restatements of the historical financial statements of Protection One.

As a result, Western Resources will adjust its previously disclosed 1998 financial results to reflect the adjustments made by Protection One.

The SEC staff is also reviewing Protection One's amortization methodology used on customer accounts and the timing of non-recurring gains relating to the settlement of certain financial obligations. Protection One is working with the SEC staff to resolve these open issues.

Due to the timing of the discussions with the SEC staff, Protection One and Western Resources could not eliminate these issues so as to timely file their annual reports on Form 10-K without unreasonable effort or expense.

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PART IV.  OTHER INFORMATION
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(1)    Name and telephone number of person to contact in regard to this notification

              William B. Moore              (785) 575-6369
         -----------------------      ---------------------------
                (Name)                    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                         [ x ] Yes          [    ] No






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(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [ x ] Yes          [    ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the SEC staff's review of Protection One's financial statements, Protection One has made a determination to revise certain accounting items. The largest modification by Protection One provides for a reversal of an approximate $12.3 million acquisition-related expense recorded in 1997 related to a change in accounting treatment for the replacement of yard signs using the Westar Security brand name, the former name of Western Resources' security service subsidiary. This amount will be incurred in 1998. Other 1998 adjustments include a provision for expensing yard signs previously capitalized and an increase in bad debt expense.

As a result of these adjustments by Protection One, Western Resources' net earnings per share for 1998 are expected to be approximately $0.67 per common share as opposed to $0.84 per common share previously announced.


                            Western Resources, Inc.
               -------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by its behalf by the undersigned thereunto duly authorized.

Date:    April 1, 1999                 By:  /s/  William B. Moore
        -------------------------           ------------------------------
                                            William B. Moore
                                            Acting Executive Vice President,
                                            Chief Financial Officer and
                                            Treasurer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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                                  ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

Exhibit 99.1 - Press release issued on April 1, 1999: Western Resources Extends Filing period for 10-K












































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